UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2
(Amendment No. 3)*

Under the Securities Exchange Act of 1934

Merit Medical Systems, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

589889104

(CUSIP Number)

April 13, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 589889104

1	Name of Reporting Persons EdgePoint Investment Group Inc. (the successor corporation to EdgePoint Investment Management Inc.)

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Ontario

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 4,340,250

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 4,340,250

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,340,250

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 10.3%(1)

12	Type of Reporting Person (See Instructions) FI

(1)  The calculation of percentage of beneficial ownership in this filing was derived from the Issuer’s Form 10-K for the fiscal year ended December 31, 2011 filed with the Securities and Exchange Commission  in which the Issuer stated that the number of shares of its common stock outstanding at December 31, 2011 was 42,008,000 shares.

CUSIP No. 589889104

1	Name of Reporting Persons Cymbria Corporation

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Ontario

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 865,100

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 865,100

9	Aggregate Amount Beneficially Owned by Each Reporting Person 865,100

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 2.1%

12	Type of Reporting Person (See Instructions) FI

CUSIP No. 589889104

1	Name of Reporting Persons EdgePoint Canadian Growth & Income Portfolio

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Ontario

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 217,900

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 217,900

9	Aggregate Amount Beneficially Owned by Each Reporting Person 217,900

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 0.5%

12	Type of Reporting Person (See Instructions) FI

CUSIP No. 589889104

1	Name of Reporting Persons EdgePoint Canadian Portfolio

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Ontario

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 199,000

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 199,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 199,000

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 0.5%

12	Type of Reporting Person (See Instructions) FI

CUSIP No. 589889104

1	Name of Reporting Persons EdgePoint Global Growth & Income Portfolio

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Ontario

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 688,400

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 688,400

9	Aggregate Amount Beneficially Owned by Each Reporting Person 688,400

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 1.6%

12	Type of Reporting Person (See Instructions) FI

CUSIP No. 589889104

1	Name of Reporting Persons EdgePoint Global Portfolio

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Ontario

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 2,369,850

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 2,369,850

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,369,850

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 5.6%

12	Type of Reporting Person (See Instructions) FI

CUSIP No. 589889104

Item 1.
	(a)	Name of Issuer: Merit Medical Systems, Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 1600 West Merit Parkway, South Jordan, Utah 84095

Item 2.
(a)

Name of Person Filing:
The persons filing this Schedule 13G are (i) EdgePoint Investment Group Inc. (“EIG”), an advisor/portfolio manager (investment fund manager) registered with the Ontario Securities Commission; (ii) Cymbria Corporation (“Cymbria”), a closed end fund corporation; (iii) EdgePoint Canadian Growth & Income Portfolio (“EPC G&I”), a mutual fund trust; (iv) EdgePoint Canadian Portfolio (“EPC”), a mutual fund trust; (v) EdgePoint Global Growth & Income Portfolio (“EPG G&I”), a mutual fund trust; and (vi) EdgePoint Global Portfolio (“EPG” and together with Cymbria, EPC G&I, EPC and EPG G&I, the “Funds”), a mutual fund trust.  EIG is the advisor/portfolio manager to each of the Funds.  EIG and each of the Funds are party to an investment management agreement pursuant to which all voting and dispositive power over securities held by each Fund is delegated to EIG. The investment management agreement can be terminated by any party on 60 days’ prior notice.  Attached as Exhibit 1 hereto, which is incorporated by reference herein, is an agreement between EIG and the Funds that this Schedule 13G is filed on behalf of each of them.

	(b)	Address of Principal Business Office or, if none, Residence: 150 Bloor Street West, Suite 500, Toronto, Ontario M5S 2X9, Canada
(c)

Citizenship:
EIG is a corporation organized under the laws of Ontario

Cymbria is a corporation organized under the laws of Ontario

EPC G&I is a mutual fund trust established under the laws of Ontario

EPC is a mutual fund trust established under the laws of Ontario

EPG G&I is a mutual fund trust established under the laws of Ontario

EPG is a mutual fund trust established under the laws of Ontario

	(d)	Title of Class of Securities: Common Stock
	(e)	CUSIP Number: 589889104

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;
	(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act;
	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
	(j)	☒	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:
EIG is comparable to an IA and each of the Funds is comparable to an IV.

CUSIP No. 589889104

Item 4.	Ownership.
EIG
	(a)	Amount beneficially owned: 4,340,250
	(b)	Percent of class: 10.3%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 0
		(ii)	Shared power to vote or to direct the vote: 4,340,250
		(iii)	Sole power to dispose or to direct the disposition of: 0
		(iv)	Shared power to dispose or to direct the disposition of: 4,340,250

Cymbria
(a)	Amount beneficially owned: 865,100
(b)	Percent of class: 2.1%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 0
	(ii)	Shared power to vote or to direct the vote: 865,100
	(iii)	Sole power to dispose or to direct the disposition of: 0
	(iv)	Shared power to dispose or to direct the disposition of: 865,100

EPC G&I
(a)	Amount beneficially owned: 217,900
(b)	Percent of class: 0.5%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 0

	(ii)	Shared power to vote or to direct the vote: 217,900
	(iii)	Sole power to dispose or to direct the disposition of: 0
	(iv)	Shared power to dispose or to direct the disposition of: 217,900

CUSIP No. 589889104

EPC
(a)	Amount beneficially owned: 199,000
(b)	Percent of class: 0.5%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 0
	(ii)	Shared power to vote or to direct the vote: 199,000
	(iii)	Sole power to dispose or to direct the disposition of: 0
	(iv)	Shared power to dispose or to direct the disposition of: 199,000

EPG G&I
(a)	Amount beneficially owned: 688,400
(b)	Percent of class: 1.6%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 0
	(ii)	Shared power to vote or to direct the vote: 688,400
	(iii)	Sole power to dispose or to direct the disposition of: 0
	(iv)	Shared power to dispose or to direct the disposition of: 688,400

EPG
(a) Amount beneficially owned: 2,369,850
(b) Percent of class: 5.6%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 0
(ii) Shared power to vote or to direct the vote: 2,369,850
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 2,369,850

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

CUSIP No. 589889104

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below I also certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to investment advisers and investment companies is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 9, 2012
Date
/s/ Patrick Farmer
Patrick Farmer/Chief Compliance Officer